Exhibit 99.1

TransAlta Reports First Quarter 2017 Results

CALGARY, May 5, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported first quarter 2017 comparable EBITDA(1) of $274 million, funds from operations ("FFO")(1) of $203 million, and free cash flow ("FCF")(1) of $98 million. Comparable EBITDA(1) decreased by $5 million compared to last year due to previous hedges rolling off and being replaced with lower priced hedges and as a result of higher mining costs. In addition, Energy Marketing was impacted by unusual weather in the Northeast and the Pacific Northwest and delivered below expected performance in the quarter. The recognition of the expected settlement in relation to the contract indexation dispute with the Ontario Electricity Financial Corporation ("OEFC") relating to the Ottawa and Windsor generating facilities totaling $34 million, almost fully offset the shortfall in Energy Marketing and Canadian Coal. FFO and FCF for the first quarter of 2017 were up $7 million and $12 million respectively over the same period last year, due to higher realized foreign exchange gains and changes in non-cash mark-to-market value included in EBITDA.

"First quarter results were comparable to 2016, we remain comfortable with our 2017 guidance for EBITDA, FFO, and FCF," said Dawn Farrell, President and Chief Executive Officer. "Solid free cash flow for the quarter, and the sale of Wintering Hills, contributed to our ability to decrease debt in the first quarter," commented Mrs. Farrell.

First Quarter Highlights

•	During the quarter, total debt, net of cash, decreased by $244 million, primarily due to strong FCF, a decrease in our working capital, the sale of the Wintering Hills merchant wind facility and the impact of the weakened US dollar at quarter end.
•	On March 1, 2017, we closed the previously announced sale of our 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million. The sale provides us with near-term liquidity, increases our financial flexibility, and reduces our merchant exposure in Alberta.
•	We progressed the construction of the South Hedland power project. We expect the project to be fully commissioned in mid-2017. When fully commissioned, the project is expected to generate approximately $80 million of comparable EBITDA annually.
•	We progressed the expected settlement in relation to the contract indexation dispute with the OEFC. The settlement is expected to consist of a $34 million payment by the OEFC to TransAlta, of which $11 million has already been received. We have recognized the full $34 million amount in our results in the first quarter of 2017. The settlement is expected to be finalized during the second quarter.
•	We announced the acceleration of our transition to gas and renewables generation with the retirement of Sundance Unit 1, the mothballing of Sundance Unit 2, and the conversion of Sundance Units 3 to 6, and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation between 2021 to 2023. The retirement of Sundance Unit 1 and mothballing of Sundance Unit 2 is not expected to have a material impact on our cash flow for 2018 and 2019.

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(1)	These items are not defined under International Financial Reporting Standards ("IFRS"). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Reconciliation of Non-IFRS Measures sections of this quarter's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

"The decision to convert six of our units to natural gas positions us to be a strong competitor in the Alberta power market as carbon is priced and capacity becomes more valuable," said Mrs. Farrell. "We have a clear path forward that is aligned with policy, and the need to provide clean and affordable solutions for Albertans," added Mrs. Farrell.

Summary of Credit Agency Reviews

•	Fitch Ratings reaffirmed our Unsecured Debt rating as BBB- and changed their outlook from negative to stable.
•	DBRS Limited changed our Unsecured Debt rating and Medium-Term Notes rating from BBB to BBB (low), the Preferred Shares rating from Pfd-3 to Pfd-3 (low), and Issuer Rating BBB to BBB (low).
•	Standard and Poor's reaffirmed our Unsecured Debt rating and Issuer Rating from BBB- stable outlook to BBB- negative outlook.

First Quarter 2017 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended
	March 31, 2017	March 31, 2016
Canadian Coal	91	103
U.S. Coal	10	(4)
Canadian Gas	88	65
Australian Gas	31	31
Wind and Solar	68	61
Hydro	14	18
Energy Marketing	(4)	23
Corporate	(24)	(18)
Total Comparable EBITDA	274	279

•	Canadian Coal: Comparable EBITDA for the three months ended March 31, 2017 decreased $12 million compared to 2016. Revenues for the quarter were positively impacted by the pass through of higher environmental compliance costs to PPA buyers. Lower hedge prices on our non-contracted generation ($7 million) and changes in our mark-to-market positions attributable to long-term financial contracts to economically hedge our future generation ($5 million) partially offset the increase in our revenues. Fuel and purchased power was impacted by lower expected production volume and a higher expected strip ratio at our mine, and higher expected environmental compliance costs in 2017. Most of the higher environmental compliance costs are offset as pass through revenue. Comparable EBITDA also includes a $10 million accrual related to Off-Coal Agreement payments included in net other operating income.
•	U.S. Coal: Comparable EBITDA increased by $14 million compared to 2016. Gross margin was up $15 million as a result of higher prices on contracted sales, higher merchant sale volumes, favourable impacts of mark-to-market positions on certain forward financial contracts that do not qualify for hedge accounting, and a reduction in coal impairment charges. The weakened Canadian dollar also contributed to the higher comparable EBITDA during the first quarter of 2017.
•	Canadian Gas: Comparable EBITDA for the first quarter of 2017 increased by $23 million compared to 2016, mainly due to the expected settlement of the indexation dispute for our long-term contracts at Ottawa and Windsor, partially offset by lower realized hedge gains and higher mark-to-market losses as well as lower revenues from our Windsor facility under its new contract. Mississauga, Ottawa, and Windsor generating facilities are owned through our 51 per cent interest in TA Cogeneration LP.
•	Australian Gas: Comparable EBITDA for the first quarter of 2017 remained stable as our contracts are structured as capacity payments.
•	Wind and Solar: Comparable EBITDA for the first quarter of 2017 increased $7 million compared to 2016, primarily due to the sale of Solar Renewable Energy Credits ("SRECs") generated from our US Solar assets. In the first quarter of 2016, the SRECs that we sold had been acquired at fair value as part of the acquisition of our solar assets during the fourth quarter of 2015 and recognized as inventory in 2015. In the first quarter of 2017, sales of SRECs were internally generated with no cost in inventory. Also impacting our results this quarter were the slightly better prices in Alberta on our non-contracted generation and the indexation of our contracts in Eastern Canada.
•	Hydro: Comparable EBITDA for the first quarter of 2017 decreased by $4 million compared to 2016. The first quarter of 2016 results included a prior year adjustment for metering at one of our hydro power plants.
•	Energy Marketing: Comparable EBITDA decreased by $26 million compared to 2016, due to warm weather during the winter in the Northeast, significant precipitation in the Pacific Northwest, and reduced volume of trading activity in the quarter due to a reduction in the risk taken by the traders facing uncertain conditions, and a reduction in the volume of activity from our customer risk management business.
•	Corporate: Corporate overhead costs of $24 million were $6 million higher in the first quarter of 2017 compared to 2016, primarily due to a reclassification of incentives for 2016 between our operational segments and corporate segment.

Consolidated Earnings Review

Reported net earnings attributable to common shareholders for the quarter was nil (nil per share) compared to net earnings of $62 million ($0.22 net earnings per share) in 2016 due to higher net earnings attributable to TransAlta Renewables Inc. shareholders. Last year, net earnings in the first quarter were also positively impacted by the reduction of our reclamation obligation at our Centralia mine caused by a higher discount rate. This year, higher depreciation arose due to the shortening of useful lives of Keephills 3 and Genesee 3.

Operating Review

Adjusted availability for the three months ended March 31, 2017 was 88.5 per cent compared to 92.3 per cent for the same period in 2016. Higher unplanned outages at Canadian and US Coal were the main cause of the decrease. Lower availability had a minimal impact on our results due to current low prices in Alberta and the Pacific Northwest.

Production for the three months ended March 31, 2017 was 9,051 gigawatt hours ("GWh"), compared to 8,867 GWh for the same period in 2016, mainly due to higher production at US Coal as a result of later economic dispatching in 2017 due to higher prices, partially offset by the cessation of operations at our Mississauga cogeneration facility, effective Jan. 1, 2017, in accordance with the terms of a new contract with Ontario's Independent Electricity System Operator ("IESO"). We will continue to receive monthly capacity payments from the IESO until Dec. 31, 2018.

For the first quarter, sustaining capital expenditures decreased by $13 million compared to 2016, mainly due to lower planned outage expenditures. In 2016 we executed pit stops on our Sundance 1 and 2 Units as well as a large outage on Sundance Unit 4. During the first quarter of 2017, only one planned outage was performed on Sundance Unit 6.

First Quarter 2017 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended
	March 31, 2017	March 31, 2016
Adjusted availability (%) (1)	88.5	92.3%
Production (GWh) (1)	9,051	8,867
Revenue	$578	$568
Comparable EBITDA	$274	$279
Net earnings (loss) attributable to common shareholder	-	$62
FFO	$203	$196
Cash Flow from Operating Activities	$281	$275
FCF	$98	$86
Net earnings per common share attributable to common shareholders	-	$0.22
FFO per share	$0.70	$0.68
FCF per share	$0.34	$0.30
Dividends declared per common share	-	$0.04

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(1)	Adjusted for economic dispatching at U.S. Coal.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) on Monday, May 8, 2017 to discuss our first quarter 2017 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 5938029 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: TransAlta's business and anticipated future financial performance; our expected strategies and opportunities; expected governmental regulatory regimes and legislation (including the Government of Alberta's Climate Leadership Plan) and the timing of the implementation of such regimes and regulations; the impact of the retirement of Sundance Unit 1 and mothballing of Sundance Unit 2 on our future cash flow; the construction and commissioning of the South Hedland power project and its expected timing, costs and benefits; the repositioning of the strategy by Energy Marketing; the expected settlement with the OEFC; our expected major turnaround costs; and our strategy to accelerate our transition to gas and renewable generation, including through coal-to-gas conversions. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including development of regulations facilitating coal-to-gas conversions; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; and impediments to the construction and commissioning of South Hedland. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Jaeson Jaman, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:29e 05-MAY-17